EXHIBIT 23.01

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Hite & Associates, Inc. hereby consents to the reference to our firm and to its having audited certain estimates of oil and natural gas reserves as prepared by Blacksands Petroleum Inc. (the “Company”). The reserves are attributable to certain interest ownership positions held by the Company for the fiscal year ended October 31, 2014. We hereby further consent to the use of the reserve volumes as reviewed and certified and our report dated December 10, 2014 appearing in the Company’s Form 10-K for the year ended October 31, 2014 and in all current and future registration statements of the Company that incorporate by reference such Form 10-K.

Hite & Associates, Inc.

By: /s/ George C. Hite, P.E.

Dated: February 9, 2015